SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



             IT'S OFFICIAL - RYANAIR IS NO. 1 FOR CUSTOMER SERVICE

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 22nd February 2006) welcomed the just released AEA and Ryanair figures for customer service in 2005.

Speaking today, Peter Sherrard, Ryanair's Head of Communications said:

        "The comparison between AEA, Ryanair and Easyjet customer service statistics clearly shows that for the third year in a row Ryanair is the most punctual major airline in Europe with the most on time flights, the fewest cancellations and least lost bags.

        "The report confirms:

          Flights:         During 2005, nearly 3 in 10 passengers
                           who chose British Airways were delayed compared to just 1 out of 10 with Ryanair.

          Mislaid bags:    During 2005, 35 passengers in
                           every 2,000 flying with British Airways had their bag mislaid compared to just 1 in every 2,000 with Ryanair.

          Cancellations:   During 2005, 12 in every 800
                           British Airways flights were cancelled, compared to less than 5 in every 800 with Ryanair.

        "The report also confirms what millions of European consumers already know; if you want the lowest fares, the best customer service and best on-times, fly Ryanair".


Airline             % on time    Bags missing/1,000 pax    % completions
Ryanair                 90                       0.5              99.4
Air France              83                      15.0              97.8
Lufthansa               82                      16.3              98.7
Easyjet                 80                       n/a               n/a
Iberia                  78                      15.3              98.7
British Airways         74                      17.7              98.5

Source: AEA member statistics Jan - Dec 2005 compared to Ryanair and Easyjet statistics Jan to Dec 2005.

Ends. Wednesday, 22nd February 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 February 200

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director